UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 3)*

ATLAS ENERGY RESOURCES, LLC

(Name of Issuer)

COMMON UNITS REPRESENTING CLASS B LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

049303 10 0

(CUSIP Number)

Westpointe Corporate Center One

1550 Coraopolis Heights Road

Moon Township, PA 15108

(412) 262-2830

with a copy to:

Lisa Washington

Chief Legal Officer and Secretary

Atlas Energy, Inc.

1845 Walnut Street, Suite 1000

Philadelphia, PA 19103

(215) 546-5005

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 049303 10 0	13D

1	NAMES OF REPORTING PERSONS Atlas Energy, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 29,952,996 Class B Common Units of Atlas Energy Resources, LLC
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 29,952,996 Class B Common Units of Atlas Energy Resources, LLC
10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,952,996 Class B Common Units of Atlas Energy Resources, LLC
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS

This Amendment No. 3 (this “Amendment”) amends and supplements the Statement on Schedule 13D, as amended (the “Schedule 13D”), filed by Atlas Energy, Inc. (formerly know as Atlas America, Inc., the “Reporting Person” or “Atlas America”) with respect to the common units representing Class B limited liability company interests (the “Common Units”) of Atlas Energy Resources, LLC (the “Company” or “Atlas Energy”). This Amendment is being filed to update the Schedule 13D in light of certain recent events. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds of Other Consideration.

Item 3 is hereby amended and supplemented by adding the following thereto:

“The description of the completion of the Merger set forth in Item 4 below is incorporated by reference in its entirety into this Item 3. As described in Item 4 below, the funding for the Merger consisted of Atlas America common stock and cash in lieu of fractional shares of Atlas America common stock.”

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and replaced in its entirety with the following:

“At 5:00 p.m., Eastern Daylight Time, on September 29, 2009, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 27, 2009, by and among Atlas America, Atlas Energy, Atlas Energy Management, Inc. (“Atlas Energy Management”) and ATLS Merger Sub, LLC (“Merger Sub”), Merger Sub merged with and into Atlas Energy, with Atlas Energy as the surviving entity (the “Merger”). In the Merger, each Class B common unit of Atlas Energy (“Atlas Energy common units”) outstanding as of immediately prior to the effective time of the Merger, other than Atlas Energy common units held by Atlas America and its subsidiaries, was converted into the right to receive 1.16 (the “Exchange Ratio”) shares of common stock of Atlas America. In addition, in the Merger, each outstanding restricted unit, phantom unit and unit option of Atlas Energy was converted into an equivalent restricted share, phantom share and stock option of Atlas America, respectively, with adjustments in the number of shares and exercise price to reflect the Exchange Ratio, but otherwise on the same terms and conditions as were applicable prior to the Merger. Each Class A common unit of Atlas Energy and management incentive interest of Atlas Energy, all of which are held by Atlas Energy Management, a wholly owned subsidiary of Atlas America, remained outstanding. As a result of the Merger, Atlas Energy became a wholly owned subsidiary of Atlas America, with 100% of the Atlas Energy common units held directly by Atlas America and 100% of the Atlas Energy Class A common units and management incentive interests held by Atlas Energy Management, a wholly owned subsidiary of Atlas America. In connection with the Merger, Atlas Energy’s common units will cease to be listed on the New York Stock Exchange and its registration under Section 12 of the U.S. Securities Exchange Act of 1934, as amended, will be terminated. As a result, following the termination of registration, Atlas America will have no further reporting obligations under this Schedule 13D.

“The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which was filed as Exhibit C to Amendment No. 2 of this Schedule 13D.

Completion of the Merger has resulted in virtually all of the items enumerated in Item 4 of Schedule 13D occurring to some degree.”

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following thereto:

“The description of the completion of the Merger set forth in Item 4 above is incorporated by reference in its entirety into this Item 6.”

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following thereto:

Exhibit E:	Press Release, dated September 25, 2009, announcing the result of the Atlas America, Inc. and Atlas Energy Resources, LLC special meetings, filed as Exhibit 99.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on September 30, 2009.

Exhibit F:	Press Release, dated September 29, 2009, announcing completion of the Merger, filed as Exhibit 99.2 to the Company’s Form 8-K filed with the Securities and Exchange Commission on September 30, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2009

ATLAS ENERGY, INC.

By:	/s/ Lisa Washington
Name:	Lisa Washington
Title:	Chief Legal Officer and Secretary